

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

Via E-Mail
Mr. James G. Jackson
Breitburn Energy Partners L.P.
Chief Financial Officer
515 South Flower Street, Suite 4800
Los Angeles, California 90071

> **Re:** **Breitburn Energy Partners L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-33055**

Dear Mr. Jackson:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion of Financial Condition and Results of Operations, page 45

Liquidity and Capital Resources, page 52

1. We note the disclosure indicating that you have hedged more than 65% of your natural gas production in 2012 and 2013 at average prices of $7.12 and $5.96, respectively. We also note that these prices appear to be substantially in excess of average historical prices during the three years 2009 to 2011 and through February 2012. Supplementally, tell us the material terms of the instruments through which you have hedged your 2012 and 2013 natural gas production. Your response should address, but not necessarily be limited to, the following:

    - Date when instruments were entered into;

- Duration of instruments;

- Hedged volumes;

- Pricing terms, including any floors or ceilings; and,

- Any premiums or other consideration paid or received.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant